October 26, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Rent the Runway, Inc. Registration Statement on Form S-1 File No. 333-260027

	Acceleration Request Requested Date: Requested Time:	October 26, 2021 4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that as of the date hereof, approximately 6,486 copies of the Preliminary Prospectus of Rent the Runway, Inc., a Delaware corporation (the “Registrant”), dated October 18, 2021, were distributed by the underwriters.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time on October 26, 2021, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC MORGAN STANLEY & CO. LLC. BARCLAYS CAPITAL INC.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly
Title: Managing Director

MORGAN STANLEY & CO. LLC.

By:	/s/ Mitzi Maleny Madrid Diaz
Name: Mitzi Maleny Madrid Diaz
Title: Vice President

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

cc:

Jennifer Y. Hyman, Chief Executive Officer

Cara Schembri, General Counsel & Corporate Secretary, Rent the Runway, Inc.

Rent the Runway, Inc.

Nicole Brookshire

Christina T. Roupas

Cooley LLP

Marc D. Jaffe

Emily E. Taylor

Latham & Watkins LLP

[Signature Page to Underwriter Acceleration Request]